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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovation Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 Fairview Road, Suite 140,
(No. and Street)

Charlotte	NC	28210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lei Jiao

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer Walker
(Name – *if individual, state last, first, middle name*)

227 W. Trade Street	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Lei Jiao, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Partners LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ashton Lawrence 3-2-2020

ASHTON LAWRENCE
Notary Public, North Carolina
Mecklenburg County
My Commission Expires
April 25, 2022

Notary Public

Lei 3/2/2020
Signature

Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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INNOVATION PARTNERS, LLC

Charlotte, North Carolina

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Audited

Financial Statements

At

December 31, 2019

And

For The Year Then Ended

****

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TABLE OF CONTENTS

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GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Innovation Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Innovation Partners, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in members' equity and cash flows, for the year then ended and the related notes to the financial statements and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Innovation Partners, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Innovation Partners, LLC's management. Our responsibility is to express an opinion on Innovation Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Innovation Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental schedule of computation of net capital under rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2019 (the "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of Innovation Partners, LLC's financial statements. The supplementary information is the responsibility of Innovation Partners, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the auditors for Innovation Partners, LLC since 2016.

GreerWalker LLP

Certified Public Accountants
February 27, 2020
Charlotte, NC

GreerWalker LLP | GreerWalker Wealth Management LLC | GreerWalker Corporate Finance LLC
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

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GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Innovation Partners, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Innovation Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Innovation Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Innovation Partners, LLC stated that Innovation Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Innovation Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Innovation Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker LLP

Certified Public Accountants
February 27, 2020
Charlotte, NC

INNOVATION PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$	579,195
Commission Advance		10,000
Commissions Receivable		696,977
CRD Account		134
Prepaid Expenses		67,455
Total Current Assets		1,353,761
PROPERTY AND EQUIPMENT:		
Property and Equipment		1,919
Less: Accumulated Depreciation		(720)
Property and Equipment, Net		1,199
OTHER ASSETS:		
Operating Lease Right-of-Use Asset, Net		244,936
Security Deposit		3,328
Total Other Assets		248,264
TOTAL	$	1,603,224

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable	$	122,526
Agents Fees Collected in Advance		128,351
Commissions Payable		687,637
Current Portion of Operating Lease Liability		45,253
Total Current Liabilities		983, 767
OPERATING LEASE LIABILITY, NET OF CURRENT PORTION		200,991
MEMBERS' EQUITY		418,466
TOTAL	$	1,603,224

See Independent Auditors' Report and Accompanying Notes.

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INNOVATION PARTNERS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES	$ 23,274,840
OPERATING EXPENSES:	
Commissions Expense	20,442,215
Professional Fees	2,261,960
Salaries and Wages	212,208
Marketing Fees	203,020
Payroll Tax Expense	100,479
Rent	47,278
Office Expense	42,751
Bank Charges	15,020
Miscellaneous Expense	3,935
Total Operating Expenses	23,328,866
NET LOSS	$ (54,026)

See Independent Auditors' Report and Accompanying Notes.

INNOVATION PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

BEGINNING BALANCE	$	522,992
Net Loss		(54,026)
Distributions to Members		(50,500)
ENDING BALANCE	$	418,466

See Independent Auditors' Report and Accompanying Notes.

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INNOVATION PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(54,026)
Adjustments to Reconcile Net Loss to Net Cash		
from Operating Activities:		
Depreciation and Amortization		12,082
Changes in Operating Assets and Liabilities:		
Commissions Advance		(10,000)
Commissions Receivable		182,205
CRD Account		(6)
Prepaid Expenses		846
Accounts Payable		(337,474)
Agent Fees Collected in Advance		(27,462)
Commissions Payable		(208,053)
Payments on Operating Lease Liability		(10,534)
Net Cash Applied to Operating Activities		(452,422)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Members		(50,500)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(502,922)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		1,082,117
CASH AND CASH EQUIVALENTS, END OF YEAR	$	579,195

See Independent Auditors' Report and Accompanying Notes.

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INNOVATION PARTNERS, LLC
Notes to Financial Statements
December 31, 2019

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Innovation Partners LLC (the "Company"), a North Carolina Limited Liability Company organized in 2007, acts as an independent broker-dealer and actuarial firm that specializes in the development and distribution of registered and private placement variable insurance products, other private placement products and provides financial advice on significant mergers, acquisitions, restructurings and similar corporate finance matters. The Company also provides retirement advice and other financial advisory services. The Company acts for clients located throughout the continental United States and in certain international markets.

The Company operated pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-l.

The Company does not participate in market making, firm commitment underwriting, option transactions, municipal transactions or proprietary trading at this time.

Limited Liability Company / Income Taxes

The Company files its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the year ended December 31, 2019, there were no interest or penalties recorded or included in the Company's financial statements.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

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NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions Receivable

The Company extends credit under its service agreements for various commissions. By their nature, receivables involve risk, including the credit risk of nonpayment by the client. Accounts receivable are considered past due based on contractual and invoice terms. Accounts deemed uncollectible are charged directly to bad debt expense. As of December 31, 2019, commissions receivable were considered fully collectible and, therefore, no allowance has been provided. The beginning and ending balance of commissions receivable were $879,182 and $696,977, respectively.

Property and Equipment

Property and equipment are recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

Expenditures for repairs and maintenance costs are charged to expense as incurred. Upon asset disposition, the costs and related accumulated depreciation amounts are relieved and any resulting gain or loss is reflected in operations during the period of disposition.

REVENUE RECOGNITION

On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") using the modified retrospective method, which had no impact on the Company's opening retained earnings. Revenue from contracts with customers is comprised of commission income related to broker-dealer transactions and sales of insurance products.

Broker-dealer commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Insurance Commissions

The Company receives commissions from insurance companies for the sale of insurance policies (group health, life or disability) to customers. Commissions are paid upon initial purchase of the policy and when annual premiums are paid. The Company believes that its performance obligation is fulfilled when the policy is sold. Insurance commissions are recognized in the current period and are primarily related to performance obligations that have been satisfied in prior periods.

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Investment advisory fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

The following table presents revenue by major source:

Revenue from contracts with customers	
Commissions:	
Broker commission	$ 8,844,760
Insurance commission	12,523,462
Investment advisory fees	1,255,902
Other	650,716
Total revenue from contracts with customers	$ 23,274,840

Advertising/Marketing Expenses

Costs associated with advertising/marketing are charged to expense as incurred. Advertising expenses approximated $203,000 for 2019.

Subsequent Events

Management has evaluated subsequent events through March 1, 2020, the date the financial statements were available to be released.

Supplemental Disclosure of Cash Flow Information

Non-cash information

Operating Lease Right-of Use Asset Acquired Through Assumption of Operating Lease Liability	$256,778

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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NOTE B - EXEMPTION STATUS UNDER SEC RULE 15c3-3

Innovation Partners, LLC has no control over the funds or the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and Innovation Partners, LLC receives a commission from the transaction. The Company believes that the transactions of Innovation Partners, LLC are within the exemptions section which is located at Rule 15c3-3 (k)(2)(i).

NOTE C- RELATED PARTY TRANSACTIONS

During 2019, Insigne Advisor Consulting, LLC, which had a member in common with Innovation Partners, LLC, provided consulting services and professional fees to Innovation Partners, LLC and was paid $1,483,253 for those services. Insigne Advisor Consulting, LLC no longer has any agreement in place with Innovation Partners, LLC.

NOTE D - LEASES

The Company implemented new accounting and financial reporting standards for leases(FASB ASC 842.Lease) beginning January 1, 2019, using a modified retrospective approach(i.e., applied prospectively effective January 1,2019, without revising prior periods). For operating leases this standard will require the recognition of right-of-use ("ROU") assets and lease liabilities that had not been recorded as assets and liabilities under previous accounting standards. There was no impact on the Company's members' equity as of the beginning of the year as a result of the implementation of this accounting standard. The Company has elected to take the practical expedients under Topic 842-10-65-1(f) and (g), which must be consistently applied to all of a firm's leases. As such, the Company's lease, previously accounted for as an operating leases, will continue to be accounted for as an operating lease under the new standards. The Company also has elected to use the practical expedient allowed in Topic 842-10-15-37 to account for lease and nonlease components as a single lease component for all of its classes of leases.

The Company is a lessee in a noncancelable operating lease for office space. The company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a ROU asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments, if any, are included in future lease payments when those variable payments depend on an index or a rate. The discount rate is the impact rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the firm's lease is not readily determinable and accordingly, the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest that the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the

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remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases, if any, that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease not associated with any short-term leases is recognized on a straight-line basis over the lease term.

The Company has an obligation for office space with an initial noncancelable lease term in excess of one year. The Company classifies this lease as an operating lease which expires in June 2024. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.

The ROU asset and lease liability balances were determined by calculation the total lease payments over the remaining expected lease terms and discounting the total using a weighted average discount rate of 8.0%, which is representative of the incremental borrowing rate of the Company. The weighted average remaining lease term is 53 months.

As of December 31, 2019, maturities if the operating lease liability for the noncancelable operating lease are $45,253, $50,980, $57,241, $64,083, and $28,687, for 2020, 2021, 2022, 2023, 2024, and 2025, respectively with total undiscounted lease payments of $294,237. The discounted lease liability at December 31, 2019, is $246,244 with imputed interest of $47,993. During the year ended December 31, 2019, the cash paid for amounts included in lease liabilities was $20,800 and the amount of the lease cost was $22,108. None of the lease cost was due to variable payments or short-term leases.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $327,503 which was $264,850 in excess of its required net capital of $62,653. The Company's ratio of aggregate indebtedness to net capital was 287%.

SUPPLEMENTAL INFORMATION

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INNOVATION PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Computation of Net Capital

Total ownership equity from statement of financial condition	$	418,466
Deduct ownership equity not allowable forr net capital		-
Total ownership equity qualified for net capital		418,466
Liabilities subordinated to claims of general creditors		-
Total non-allowable assets		82,116
Haircut on other securities		8,847
Net capital	$	327,503

Computation of Net Capital Requirement

(A)Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	62,653
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries		5,000
Net capital requirement (greater of A or B above)		62,653
Excess net capital		264,850
Excess net capital (Net capital less 10% of total aggregate indebtedness)	$	233,523

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	939,802
Percentage of aggregate indebtedness to net capital		287%

Note: There are no material difference between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 of December 31, 2019.

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

67812
Innovation Partners LLC
5950 Fairview Road, Suite 140,
Charlotte, NC 28210

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lei Jiao (Ellen)
704-708-5461 ext. 303

2. A. General Assessment (item 2e from page 2) $ 5,473.82

B. Less payment made with SIPC-6 filed (exclude interest) (3,112.22)
8/16/2019
Date Paid

C. Less prior overpayment applied (254.21)

D. Assessment balance due or (overpayment) 2,107.39

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,107.39

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 2,107.39

H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Innovation Partners LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Principal
(Title)

Dated the 7th day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 23,274,840.41
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0.00
(2) Net loss from principal transactions in securities in trading accounts.	0.00
(3) Net loss from principal transactions in commodities in trading accounts.	0.00
(4) Interest and dividend expense deducted in determining item 2a.	0.00
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0.00
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0.00
(7) Net loss from securities in investment accounts.	0.00
Total additions	0.00
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	18,974,909.70
(2) Revenues from commodity transactions.	0.00
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0.00
(4) Reimbursements for postage in connection with proxy solicitation.	0.00
(5) Net gain from securities in investment accounts.	0.00
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0.00
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0.00
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	650,716.15
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0.00	
Enter the greater of line (i) or (ii)	0.00
Total deductions	19,625,625.85
2d. SIPC Net Operating Revenues	$ 3,649,214.56
2e. General Assessment @ .0015	$ 5,473.82 (to page 1, line 2.A.)

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GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of Innovation Partners, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Innovation Partners, LLC and the SIPC, solely to assist you and SIPC in evaluating Innovation Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Innovation Partners, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Innovation Partners, LLC's compliance with the applicable instructions on the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Innovation Partners, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

GreerWalker LLP

Certified Public Accountants
February 27, 2020
Charlotte, NC

C

Innovation Partners LLC.
Head Office Mailing Address: 5950 Fairview Road, Suite 140, Charlotte, NC 28210
Head Office Physical Address: 5950 Fairview Road, Suite 140, Charlotte, NC 28210
Phone: 704.708.5461 Fax: 980-265-1555 Or 919-882-8280

www.innovationpartnersllc.com

EXEMPTION STATUS REPORT UNDER SEC RULE 15c3-3

Innovation Partners LLC claims exemption from 17C.FR 240-15c3-3(K)(2)(i). Innovation Partners LLC has no control over the funds nor securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility.

Innovation Partners LLC has met the above exemption provisions throughout the most recent calendar year ended December 31, 2019 without exception.

Signature

Principal Name: Lei Jiao

Title: Financial Operations Principal